AMENDMENT AGREEMENT

This amendment number one (this "**Amendment**"), dated as of December 1, 2020 (the "**Effective Date**") and entered into by and between Wind Harvest Pilot Project Inc and Wind Harvest International, Inc. (each, a "**Party**" and collectively, the "**Parties**"), hereby amends that certain Loan Agreement entered into by and between the Parties as of June 5, 2020 (the "**Loan Agreement**"), pursuant to the following terms and conditions.

1. **Definitions.** Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Loan Agreement.

2. **Amendment.** As of the Effective Date, the Loan Agreement is hereby amended as follows:

    (a) After Section 20 of the Loan Agreement, add the following new Section:

    "**21. Warrants.** The Borrower will issue to the Lender one or more warrants for up to a total of 21,000,000 shares of the Borrower's Common Stock, $0.0001 par value per share ("Common Stock"), in substantially the form attached hereto as Exhibit 3 (each, a "Warrant," and collectively, the "Warrants"). Shares of Common Stock issuable pursuant to the Warrants (the "Warrant Shares") will have an exercise price of $0.01 per share, subject to adjustment. When issuing the Warrants to the Lender, the Borrower will use the ratio of 7,000 Warrant Shares for each $1,000 loaned by the Lender to the Borrower under this Loan Agreement; provided, however, that the Borrower shall not issue the Lender the initial Warrant unless the Borrower receives at least the initial $125,000 in loans under this Loan Agreement."

    (b) Add the attached warrant (Appendix A) as Exhibit 3 to the Loan Agreement.

3. **Date of Effectiveness.** This Amendment, including all of the changes set forth in Section 2 hereof, shall become effective as of the Effective Date. On and after the Effective Date, each reference in the Loan Agreement to "this Loan Agreement," "the Loan Agreement," "hereunder," "hereof," "herein," or words of like import, and each reference to the Loan Agreement in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Loan Agreement, will mean and be a reference to the Loan Agreement as amended by this Amendment.

4. **Representations and Warranties.** Each Party hereby represents and warrants to the other Party that: (i) it has the full right, power, and authority to enter into this Amendment and to perform its obligations hereunder and under the Loan Agreement as amended by this Amendment; (ii) the execution of this Amendment by the individual whose signature is set forth at the end of this Amendment on behalf of such Party, and the delivery of this Amendment by such Party, have been duly authorized by all necessary action on the part of such Party; and (iii) this Amendment has been executed and delivered by such Party and (assuming due authorization, execution, and delivery by the other Party hereto) constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as may be limited by any applicable bankruptcy,

insolvency, reorganization, moratorium, or similar laws and equitable principles related to or affecting creditors' rights generally or the effect of general principles of equity.

5. **Disclaimer.** EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN THE LOAN AGREEMENT AND IN SECTION 4 OF THIS AMENDMENT: (i) NEITHER PARTY HERETO NOR ANY PERSON ON SUCH PARTY'S BEHALF HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WHATSOEVER, EITHER ORAL OR WRITTEN, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED; AND (ii) EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY, OR ANY OTHER PERSON ON SUCH OTHER PARTY'S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN SECTION 4 HEREOF, IN ENTERING INTO THIS AMENDMENT.

6. **Miscellaneous.**

   (a)   This Amendment is governed by and construed in accordance with the laws of the State of California, without regard to its conflict of laws provisions.

   (b)   This Amendment shall inure to the benefit of and be binding upon each of the Parties and each of their respective permitted successors and assigns.

   (c)   The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

   (d)   This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitute one and the same agreement. Delivery of an executed counterpart of this Amendment electronically or by facsimile shall be effective as delivery of an original executed counterpart of this Amendment.

   (e)   This Amendment and the Loan Agreement, together, constitute the sole and entire agreement between the Parties with respect to its subject matter, and supersede all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

7. **Remainder of Agreement.** Except as expressly provided in this Amendment, all of the terms and provisions of the Loan Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the Parties in all respects. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Loan Agreement (or of any other agreement or document relating to the subject matter hereof), or as a waiver of or consent to any further or future action on the part of either Party that would require the waiver or consent of the other Party.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Effective Date.

Wind Harvest Pilot Project Inc

_____

By: Christine Nielson
Its: President

Wind Harvest International, Inc.

_____

By: Kevin Wolf
Its: President/CEO

APPENDIX A

WARRANT

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF ARE SUBJECT TO THE TERMS OF ONE OR MORE AGREEMENTS BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF THE COMPANY'S SECURITIES. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED FROM THE COMPANY. BY ACCEPTING ANY INTEREST IN THESE SECURITIES, THE PERSON OR ENTITY ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF SAID AGREEMENTS.

WIND HARVEST INTERNATIONAL, INC.
WARRANT TO PURCHASE SHARES OF COMMON STOCK

Date of Issuance _____________, 202__	Void after December 31, 2027

THIS CERTIFIES THAT, Wind Harvest Pilot Project, Inc., a Delaware corporation, as amended (the "***Holder***") is entitled to subscribe for and purchase from Wind Harvest International, Inc., a Delaware corporation (the "***Company***") at any time or from time to time before the expiration date up to ________ shares of Common Stock.

1. Purchase of Shares. Subject to the terms and conditions set forth in this Warrant, the Holder is entitled, upon surrender of this Warrant at the principal office of the Company (or at such other place as the Company shall notify the Holder in writing), to purchase from the Company up to ______________ fully paid and non-assessable shares of the Company's Common Stock, par value $0.0001 per share (the "***Common Stock***").

2. Exercise Price. The exercise price for the shares of Common Stock issuable pursuant to this Warrant (the "***Shares***") shall be $0.01 per share (the "***Exercise Price***"). The Shares and the Exercise Price shall be subject to adjustment pursuant to Section 8.

3. Exercise Period. This Warrant shall be exercisable, in whole or in part, during the term commencing on the Date of Issuance and ending at 5:00 p.m. Pacific Standard Time on December 31, 2027 (the "***Exercise Period***"); *provided, however,* that this Warrant shall no longer be exercisable and become null and void upon the consummation of any "***Termination Event***" defined as (a) the consummation of the Company's sale of its Common Stock or other securities pursuant to a registration statement under the Securities Act of 1933, as amended (other than a registration statement relating either to sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a SEC Rule 145 transaction) (the "***Initial Public Offering***") and (b) the consummation of a Liquidation Event, as

such term is defined in the Company's then-current certificate of incorporation on file with the Secretary of State of the State of Delaware. For purposes of this Warrant, any of the transactions described in subsection (b) shall be referred to in this Warrant as a "***Corporate Transaction***"). In the event of a Termination Event, the Company shall notify the Holder at least 10 days prior to the consummation of such Termination Event.

4. **Method of Exercise.**

(a) While this Warrant remains outstanding and exercisable in accordance with Section 3 above, the Holder may exercise, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(i) the surrender of the Warrant, together with a duly executed copy of the Notice of Exercise attached hereto, to the Secretary of the Company at its principal office (or at such other place as the Company shall notify the Holder in writing); and

(ii) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

(b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant is surrendered to the Company as provided in Section 4(a) above. At such time, the person or persons in whose name or names any certificate for the Shares shall be issuable upon such exercise as provided in Section 4(c) below shall be deemed to have become the holder or holders of record of the Shares represented by such certificate.

(c) As soon as practicable after the exercise of this Warrant in whole or in part the Company at its expense will cause to be issued in the name of, and delivered to, the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

(i) a certificate or certificates for the number of Shares to which such Holder shall be entitled, and

(ii) in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Shares equal to the number of such Shares described in this Warrant minus the number of such Shares purchased by the Holder upon all exercises made in accordance with Section 4(a) above or Section 5 below.

(d) Notwithstanding the provisions of Section 3, if the holder has not exercised this Warrant prior to the closing of a Corporate Transaction or an Initial Public Offering, this Warrant shall automatically be deemed to be exercised in full in the manner set forth in Section 5, without any further action on behalf of the Holder immediately prior to such closing.

5. **Net Exercise.** In lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with notice of such

election (a "***Net Exercise***"). A Holder who Net Exercises shall have the rights described in Sections 4(b) and 4(c), and the Company shall issue to such Holder a number of Shares computed using the following formula:

$$X = \frac{Y(A - B)}{A}$$

Where:

X =   The number of Shares to be issued to the Holder.

Y =   The number of Shares purchasable under this Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being cancelled (at the date of such calculation).

A =   The fair market value of one Share (at the date of such calculation).

B =   The Exercise Price (as adjusted to the date of such calculation).

For purposes of this Section 5, the fair market value of a Share shall mean the average of the closing prices of the Shares (or equivalent shares of Common Stock underlying this Warrant) quoted in the over-the-counter market in which the Shares (or equivalent shares of Common Stock underlying the Warrant) are traded or the closing price quoted on any exchange or electronic securities market on which the Shares (or equivalent shares of Common Stock underlying the Warrant) are listed, whichever is applicable, as published in *The Wall Street Journal* for the 30 trading days prior to the date of determination of fair market value (or such shorter period of time during which such Shares were traded over-the-counter or on such exchange). In the event that this Warrant is exercised pursuant to this Section 5 in connection with the Initial Public Offering, the fair market value per Share shall be the product of (a) the per share offering price to the public of the Initial Public Offering, and (b) the number of shares of Common Stock into which each Share is convertible at the time of such exercise. If the Shares are not traded on the over-the-counter market, an exchange or an electronic securities market, the fair market value shall be the price per Share that the Company could obtain from a willing buyer for Shares sold by the Company from authorized but unissued Shares, as such prices shall be determined in good faith by the Company's Board of Directors.

6.   **Representations and Warranties of the Company.** In connection with the transactions provided for herein, the Company hereby represents and warrants to the Holder that:

(a)   **Organization, Good Standing, and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b)   **Authorization.** Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution and delivery of this Warrant. The Company has taken all corporate action required to make all the obligations of the Company reflected in the provisions of this Warrant the valid and enforceable obligations they purport to be. The issuance of this Warrant will not be subject to preemptive rights of any stockholders of the Company. Within twenty (20) days of the notice of exercise from the Holder, the Company will have authorized sufficient shares of Common Stock to allow for the exercise of this Warrant.

(c) **Compliance with Other Instruments.** The authorization, execution and delivery of the Warrant will not constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Certificate of Incorporation or bylaws, or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

(d) **Valid Issuance of Common Stock.** The Shares, when issued, sold, and delivered in accordance with the terms of the Warrants for the consideration expressed therein, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations and warranties of the Holders in this Warrant, will be issued in compliance with all applicable federal and state securities laws.

7. **Representations and Warranties of the Holder.** In connection with the transactions provided for herein, the Holder hereby represents and warrants to the Company that:

(a) **Authorization.** Holder represents that it has full power and authority to enter into this Warrant. This Warrant constitutes the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) **Purchase Entirely for Own Account.** The Holder acknowledges that this Warrant is entered into by the Holder in reliance upon such Holder's representation to the Company that the Warrant and the Shares, and the Common Stock issuable upon conversion of the Shares (collectively, the "Securities") will be acquired for investment for the Holder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in or otherwise distributing the same. By acknowledging this Warrant, the Holder further represents that the Holder does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities.

(c) **Disclosure of Information**. The Holder acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities.

(d) **Investment Experience**. The Holder is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

(e) **Accredited Investor.** The Holder is an "accredited investor" within the meaning of Rule 501 of Regulation D, as presently in effect, as promulgated by the Securities and Exchange Commission (the "*SEC*") under the Act.

(f) **Restricted Securities.** The Holder understands that the Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, each Lender represents that it is familiar with Rule 144, as presently in effect, as promulgated by the SEC under the Act ("*Rule 144*"), and understands the resale limitations imposed thereby and by the Act.

(g) **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Shares unless and until the transferee has agreed in writing for the benefit of the Company to be bound by the terms of this Warrant, including, without limitation, this Section 7, Section 18, and:

(i) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) the Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act. It is agreed that the Company will not require opinions of counsel for transactions made pursuant to Rule 144 except in extraordinary circumstances.

(h) **Legends.** It is understood that the Securities may bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

8.   **Adjustment of Exercise Price and Number of Shares.** The number and kind of Shares purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

     (a)   **Subdivisions, Combinations and Other Issuances.** If the Company shall at any time after the issuance but prior to the expiration of this Warrant subdivide its Common Stock, by split-up or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock or Common Stock as a dividend with respect to any shares of its Common Stock, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price payable per share, but the aggregate Exercise Price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 8(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

     (b)   **Reclassification, Reorganization and Consolidation.** In case of any reclassification, capital reorganization or change in the capital stock of the Company (other than as a result of a subdivision, combination or stock dividend provided for in Section 8(a) above), then, as a condition of such reclassification, reorganization or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities or property receivable in connection with such reclassification, reorganization or change by a holder of the same number and type of securities as were purchasable as Shares by the Holder immediately prior to such reclassification, reorganization or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities or property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price per Share payable hereunder, provided the aggregate Exercise Price shall remain the same.

     (c)   **Notice of Adjustment.** When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the Holder of such event and of the number of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

     (d)   **Conversion of Common Stock.** In the event that all outstanding shares of Common Stock are converted to Common Stock, or any other security, in accordance with the terms of the Company's Certificate of Incorporation in connection with the Company's Initial Public Offering, Corporate Transaction or other event, this Warrant shall become exercisable for Common Stock or such other security.

9.   **No Fractional Shares or Scrip.** No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

10.   No Stockholder Rights. Prior to exercise of this Warrant, the Holder shall not be entitled to any rights of a stockholder with respect to the Shares, including (without limitation) the right to vote such Shares, receive dividends or other distributions thereon, exercise preemptive rights or be notified of stockholder meetings, and, except as otherwise provided in this Warrant, such Holder shall not be entitled to any stockholder notice or other communication concerning the business or affairs of the Company.

11.   Transfer of Warrant. Subject to compliance with applicable federal and state securities laws and any other contractual restrictions between the Company and the Holder contained herein, this Warrant and all rights hereunder are transferable in whole or in part by the Holder to any person or entity upon written notice to the Company. Within a reasonable time after the Company's receipt of an executed Assignment Form in the form attached hereto, the transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices, and the payment to the Company of all transfer taxes and other governmental charges imposed on such transfer. In the event of a partial transfer, the Company shall issue to the new holders one or more appropriate new warrants.

12.   Governing Law. This Warrant shall be governed by and construed under the laws of the State of California as applied to agreements among California residents, made and to be performed entirely within the State of California.

13.   Successors and Assigns. The terms and provisions of this Warrant shall inure to the benefit of, and be binding upon, the Company and the holders hereof and their respective successors and assigns.

14.   Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section):

> If to the Company:
>
> Wind Harvest International, Inc.
> 980 Ninth Street, 16th Floor, Sacramento, California 95814
> Attention: CEO
>
> If to Holder:
>
> To the address of the Holder that the Company has on file.

15.   **Expenses.** If any action at law or in equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

16.   **Entire Agreement; Amendments and Waivers.** This Warrant and any other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Nonetheless, any term of this Warrant may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the Holder; or if this Warrant has been assigned in part, by the holders or rights to purchase a majority of the shares originally issuable pursuant to this Warrant.

17.   **Severability.** If any provision of this Warrant is held to be unenforceable under applicable law, such provision shall be excluded from this Warrant and the balance of the Warrant shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

18.   **"Market Stand-Off" Agreement.** The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's Initial Public Offering and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days) (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company's capital stock acquired through the exercise of this Warrant, or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company's capital stock acquired through the exercise of this Warrant, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of securities, in cash or otherwise. The foregoing provisions of this Section shall apply to the Company's Initial Public Offering, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Holder if all officers and directors and greater than 1% stockholders of the Company enter into similar agreements. The underwriters in connection with the Company's Initial Public Offering are intended third party beneficiaries of this Section and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the Company's Initial Public Offering that are consistent with this Section 18 or that are necessary to give further effect thereto.

IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first above written.


WIND HARVEST INTERNATIONAL, INC.

By: _____

Name: Kevin Wolf

Title: President and CEO


NOTICE OF EXERCISE

Wind Harvest International, Inc.
Attention: Corporate Secretary

       The undersigned hereby elects to purchase, pursuant to the provisions of the Warrant, as follows:

    _____ _____ shares of Common Stock pursuant to the terms of the attached Warrant, and tenders herewith payment in cash of the Exercise Price of such Shares in full, together with all applicable transfer taxes, if any.

    _____ Net Exercise the attached Warrant with respect to _____ Shares.

       The undersigned hereby represents and warrants that Representations and Warranties in the Warrant are true and correct as of the date of this exercise.

HOLDER:

Date:_____   By: _____

                        Address: _____

                                     _____

                                     _____

Name in which shares should be registered:

_____

ASSIGNMENT FORM

(To assign the foregoing Warrant,
execute this form and supply required
information. Do not use this form to
purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name: _____
(Please Print)

Address: _____
(Please Print)

Dated: _____

Holder's
Signature: _____

Holder's
Address: _____

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant. Officers of corporations and those acting in a fiduciary or other representative capacity should provide proper evidence of authority to assign the foregoing Warrant.

LOAN AGREEMENT

Agreement made and entered into on DATE, 2020 by and among WIND HARVEST INTERNATIONAL, INC., a Delaware corporation, referred to in this agreement as the "Borrower," and WIND HARVEST PILOT PROJECT, INC., a Delaware corporation referred to in this agreement as the "Lender."

IT IS AGREED:

1. **Loan.**

    a) <u>Loan Amount</u>. Subject to the terms and conditions of this Loan Agreement, the Borrower agrees to borrow from the Lender, and the Lender agrees to lend to the Borrower the amounts as requested in each Loan Disbursement Request, the aggregate of which will in no event total more than principal amount of Three Million Dollars ($3,000,000.00) ("Loan").

    b) <u>Loan Disbursement Request</u>. Borrower may request disbursement of principal in variable amounts by written request to Lender. Lender will make available the principal disbursement requested within twenty-four hours of receipt of Borrower's written request. Each disbursement amount will be subject to the terms and conditions of the Loan Documents.

2. **Loan Documents.** Loan Documents shall include this Loan Agreement and the following:

    c) <u>Notes</u>. The obligation to repay each disbursement of the Loan shall be evidenced by the Borrower's promissory note(s) referred to in this Agreement as the "Note," in substantially the form of Exhibit 1 attached to this Agreement. Each Note shall be repaid as follows:

        1. <u>Payment</u>. Within 30 days following the end of each fiscal year before the maturity date of the Note, Borrower shall make a payment of the interest accrued for the most recently ended fiscal year. All principal and interest is due on the Maturity Date as provided in the Note.

        2. <u>Interest Rate</u>. For Disbursement Group A, up to the first $550,000.00 of principal disbursed under a Note shall accrue interest at a fixed per annum rate equal to eleven percent (12.85%). For Disbursement Group B, principal disbursed between $550,001.00 and $3,000,000.00 shall accrue interest at a fixed per annum rate equal to nine percent (10.75%). Interest shall be computed on the basis of a three hundred sixty-five (365) day year and the actual number of days elapsed. Interest shall accrue on each Note commencing on, and including, the Funding Date as provided in the applicable Note, and shall accrue on the principal amount outstanding under the Note through and including the day on which the Note is paid in full.

        3. <u>Default Interest Rate</u>. The Borrower specifically agrees that, on the occurrence of an event of default, as the term is defined in Paragraph 8, below, interest shall continue to accrue at the Interest Rate plus five percentage points (5.00%) (the "Default Rate"). Payment or acceptance of the increased interest rate provided in herein is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lender. Lender shall be entitled to collect the Default Interest Rate before as well as after entry of any judgment, including judgment of foreclosure and sale, until payment in full of the balance due is made.

        4. <u>Late Charge</u>. In the event that any installment of principal and/or interest is received by the Lender more than thirty days after the due date, a late payment charge of five percent of the payment due will be added in addition to interest at the rate provided in this Agreement. The Borrower agrees to pay the charge and interest, and failure to do so after 10 days' notice shall constitute a default under Paragraph 8 of this Agreement. This charge shall be in

addition to all other rights and remedies available to the Lender at law, in equity, or under this Agreement.

    d) <u>Security Agreement</u>**.** To secure the faithful performance of this Agreement and the repayment of the Loan, the Borrower shall execute the Security Agreement in substantially the form of Exhibit 2 attached to the Agreement, which shall give, assign, and convey to the Lender, the collateral described therein.

3.   **Representations.** The Borrower and Guarantors represent and warrant to the Lender as follows:

    a) <u>Good Standing</u>. The Borrower is a corporation duly organized and existing, in good standing, under the laws of the jurisdiction of its incorporation. The Borrower has the corporate power to own its property and to carry on its business as now being conducted, and is duly qualified to do business in each jurisdiction in which the character of the properties owned by it in the jurisdiction or in which the transaction of its business makes the qualification necessary in the judgment of the Borrower.

    b) <u>Corporate Authority</u>. The Borrower has full power and authority to enter into this Agreement, to borrow the funds, to execute and deliver the Note, and to incur the obligations provided for in this Agreement, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of stockholders or of any public authority is required as a condition to the validity of this Agreement or the Note.

    c) <u>Binding Agreement</u>. This Agreement, the Security Agreement, and the Note constitutes the legal, valid, and binding obligation of the Borrower in accordance with its terms, subject to bankruptcy and insolvency laws and any other laws of general application affecting the rights and remedies of creditors.

    d) <u>Litigation</u>. No proceedings are pending or, so far as the officers of the Borrower know, threatened before any court or administrative agency that, in the opinion of the officers of the Borrower, will materially adversely affect the financial condition or operations of the Borrower.

    e) <u>Binding Obligation</u>. There is no charter, regulation, or preference stock provision of the Borrower and no provision of any existing mortgage, indenture, contract, or agreement binding on the Borrower or affecting its property, that would conflict with or in any way prevent the execution, delivery, or carrying out of the terms of this Agreement, the Note, and the Security Agreement.

    f) <u>Financial Condition</u>. The Borrower is legally and factually solvent on the date of this Loan and covenants and agrees that it will remain in at least as good condition throughout the term of this Agreement. The Borrower further agrees to immediately advise the Lender of any material adverse change in its financial condition or operations, or of any litigation, claim, or cause of action that may bring about any material damage to the Borrower. The financial reports and tax returns of the Borrower previously delivered to the Lender are complete and current, and fairly presents the financial condition of the Borrower and the results of its operations and transactions as of the date and for the period referred to.

    g) <u>Use of Proceeds</u>. Borrower shall use the proceeds of the Loan solely as working capital and to fund the construction and purchase of the Collateral, and not for personal, family, household or agricultural purposes.

4.   **Conditions of Loan**. The obligation of the Lender to make the Loan is subject to the following conditions precedent:

    a) <u>Compliance</u>. The Lender shall have received a certificate dated the date of the Loan and signed by an executive officer of the Borrower to the effect that (1) the Borrower has complied, and is then in compliance, with all the terms and covenants of this Agreement that are binding on it; (2) there exists no event of default as defined in Paragraph 8 and no event which, with the giving of notice or the lapse of time, or both, would constitute such an event of default; and (3) the representations and warranties contained in Paragraph 3 are true with the same effect as though they had been made at the time of the Loan.

    b) <u>Evidence of Corporate Action</u>. The Lender shall have received certified copies of all corporate actions taken by the Borrower to authorize this Agreement, the Note and the borrowing, and such other papers as the Lender shall reasonably require.

c) <u>No Changes In Borrower</u>. Borrower shall not: (1) liquidate, dissolve or suspend its business; (2) sell, transfer or otherwise dispose of all or a majority of its assets, except that Borrower may sell its services or inventory in the ordinary course of its business; (3) enter into any merger, consolidation or similar reorganization unless it is the surviving corporation; (4) transfer all, or any substantial part of, its operations or assets outside of the United States of America; or (5) without 30 days advance written notice to Lender, change its name, state of incorporation or organization, or chief place of business. There shall be no transfer of more than a 25% ownership interest in Borrower by shareholders in any calendar year without Lender's prior written consent. All financial covenants of Borrower as provided herein or in any Security Agreement shall remain fully applicable to Borrower and shall not be violated by Borrower.

5.   Subordination of Notes and Debentures. The Borrower's obligations under any debentures, bonds or notes, promissory notes, loans or other instruments of indebtedness issued or to be issued by the Borrower to any stockholder, subsidiary, affiliated or related corporation shall at all times be subject and subordinate to the Note.

6.   Affirmative Covenants. Until payment in full of the Note and performance of all other obligations of the Borrower under this Agreement, the Borrower shall:

   a) <u>Maintain Existence and Current Legal Form of Business</u>**.** (1) Maintain its existence and good standing in the state of its incorporation or organization, (2) maintain its current legal form of business indicated above, and (3) as applicable, qualify and remain qualified as a foreign corporation, general partnership, limited partnership, limited liability partnership or limited liability company in each jurisdiction in which such qualification is required.

   b) <u>Financial Statements</u>. No later than 90 days after the close of each of the Borrower's fiscal years, furnish the Lender with a copy of Borrower's financial report;

   c) <u>Taxes</u>. Pay and discharge all taxes, assessments, and governmental charges on it, its income, and its properties prior to the date on which penalties are attached, unless and to the extent only that the taxes shall be contested in good faith and by appropriate proceedings by the Borrower; and accrue all the taxes quarterly.

   d) <u>Insurance</u>. Maintain general liability insurance on its operations and maintain fire hazard insurance of its properties with responsible insurance companies, in such amounts and against such risks, as is customarily maintained by similar businesses operating in the same vicinity, and furnish evidence and a detailed list of the insurance to the Lender, on request.

   e) <u>Litigation</u>. Promptly notify the Lender of any litigation commenced or threatened against the Borrower involving $100,000 or more or affecting the conduct of its business.

   f) <u>Other Loan Documents</u>. All affirmative covenants contained in any other Loan Documents executed by the Borrower which are hereby incorporated by reference.

7.   Negative Covenants. Until payment in full of the Note and performance of all other obligations of the Borrower under this Agreement, the Borrower will not, without the prior express written consent of the Lender:

   a) <u>Loans</u>. Make loans or advances to any person, firm, or corporation.

   b) <u>Changes in Business</u>. Sell, assign, lease, transfer, or convey assets other than in the usual and regular course of business; merge or consolidate with any other corporation; enter into a joint venture or similar business arrangement with any third party; modify the nature and type of business presently engaged in; or do any act that may jeopardize the Borrower from continuing to exist as an independent business.

8.   Default. The parties agree as follows regarding default:

a) <u>Events of Default</u>. The Note shall become immediately due and payable in full on the occurrence of any one or more of the following events of default:

    1.   Nonpayment of any installment of principal or of interest on the Note for a period of 10 days after it shall have become due and payable, whether at maturity, by notice of intention to prepay, or otherwise;

    2.   Failure to observe or perform any term, covenant, or agreement contained in Loan Documents for a period of 10 days or more;

    3.   Discovery that a representation or warranty made by the Borrower in the Loan Documents was incorrect in any material respect when made;

    4.   Transfer or disposition of any of the Collateral, except as expressly permitted by the Security Agreement.

    5.   The Borrower making an assignment for the benefit of creditors, filing a petition in bankruptcy, being adjudicated insolvent or bankrupt, petitioning or applying to any tribunal for any receiver or any trustee of the Borrower or any substantial part of its property, commencing any proceeding relating to the arrangement or readjustment of debt, or for dissolution or liquidation under any law or statute of any jurisdiction, whether now or later in effect, commencement of any such proceeding against the Borrower that remains undismissed for a period of 30 days, or acquiescence in or consent to any such proceeding or the appointment of any receiver of or any trustee for the Borrower or any substantial part of its property, or continuance of any such receivership or trusteeship undischarged for a period of 30 days;

    6.   A judgment against the Borrower or any attachment against its property for any amount in excess of $250,000 that remains unpaid, unstayed on appeal, undischarged, unbonded, or undismissed for a period of 15 days.

b) <u>Waiver of Notice</u>. The Borrower expressly waives any presentment, demand, protest, or other notice of any kind.

c) <u>Disposition of Collateral</u>. On the happening of any of the events of default, as defined in subparagraph (a), above, or the happening of any event that precipitates liability, the Lender may, in addition to all other remedies, enforce to the fullest extent all rights under the Security Agreement.

9.   **No Waiver**. The Lender shall not by any act of omission or commission be deemed to waive any of its rights or remedies under this Agreement unless the waiver is in writing and signed by Lender, and then only to the extent specifically set forth in the waiver. A waiver of one event shall not be construed as continuing or as a bar to or waiver of the right or remedy on a subsequent event.

10.   **Waiver of Jury Trial**. BORROWER AND LENDER UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE OTHER LOAN DOCUMENTS, ANY OF THE INDEBTEDNESS SECURED HEREBY, ANY DEALINGS AMONG BORROWER AND/OR LENDER RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED AMONG BORROWER AND/OR LENDER. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT. THIS WAIVER IS IRREVOCABLE. THIS WAIVER MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING. THE WAIVER ALSO SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

11.   Governing Law and Jurisdiction.

a) THIS AGREEMENT, THE OTHER LOAN DOCUMENTS (EXCLUDING THOSE LOAN DOCUMENTS THAT BY THEIR OWN TERMS ARE EXPRESSLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION) AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAWS OTHER THAN THE LAWS OF THE STATE OF CALIFORNIA), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE COLLATERAL, PROVIDED, HOWEVER, THAT IF THE LAWS OF ANY JURISDICTION OTHER THAN CALIFORNIA SHALL GOVERN IN REGARD TO THE VALIDITY, PERFECTION OR EFFECT OF PERFECTION OF ANY LIEN OR IN REGARD TO PROCEDURAL MATTERS AFFECTING ENFORCEMENT OF ANY LIENS IN COLLATERAL, SUCH LAWS OF SUCH OTHER JURISDICTIONS SHALL CONTINUE TO APPLY TO THAT EXTENT.

b) <u>Submission to Jurisdiction</u>. Any legal action or proceeding with respect to the Loan Documents shall be brought exclusively in the courts of the State of California located in the City of Davis, County of Yolo, or of the United States of America for the Eastern District of California and, by execution and delivery of this Agreement, Borrower hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Notwithstanding the foregoing, Lender shall have the right to bring any action or proceeding against Borrower (or any property of Borrower) in the court of any other jurisdiction Lender deems necessary or appropriate in order to realize on any security for the Loan or foreclose on any property of Borrower. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, that any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdictions.

c) <u>Service of Process</u>. Borrower irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in the United States of America with respect to or otherwise arising out of or in connection with any Loan Document by any means permitted by applicable requirements of law, including by the mailing thereof (by registered or certified mail, postage prepaid) to the address of Borrower specified herein (and shall be effective when such mailing shall be effective, as provided therein). Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

d) <u>Non-exclusive Jurisdiction</u>. Nothing contained in this Paragraph 11 shall affect the right of Lender to serve process in any other manner permitted by applicable requirements of law or commence legal proceedings or otherwise proceed against Borrower in any other jurisdiction.

12.   Notices. All notices, consents, requests, approvals, demands, or other communication (collectively, "**Communication**") by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Lender or Borrower may change its mailing address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 14.

If to Borrower: Wind Harvest International Inc
                                                   980 9th Street Fl. 16
                                                   Sacramento CA 95814

If to Lender: Wind Harvest Pilot Project Inc
                                                   980 9th Street Fl. 16
                                                   Sacramento CA 95814

13.   Modification. No modification, amendment or waiver of any provision or any of the Loan Documents shall be effective unless in writing and signed by the Borrower and Lender.

14.   Attorney's fees. In the event the Borrower shall default in any of its obligations hereunder and Lender believes it necessary to employ an attorney to assist in the enforcement or collection of the indebtedness of the Borrower to Lender, to enforce the terms and provisions of the Loan Documents, to modify the Loan Documents, or in the event Lender voluntarily or otherwise should become a party to any suit or legal proceeding, including a proceeding conducted under the Bankruptcy Code, Borrower agrees to pay Lender's reasonable attorney's fees and all related costs of collection or enforcement that may be incurred by Lender. Borrower shall be liable for such attorney's fees and costs whether or not any suit or proceeding is actually commenced.

15.   Lender Making Required Payments. In the event Borrower shall fail to maintain insurance, pay taxes or assessments, costs and expenses which Borrower is, under any of the terms hereof or of any Loan Documents, required to pay, or fail to keep any of the properties and assets constituting collateral free from new security interests, liens or encumbrances, except as permitted the Loan Documents, Lender may, at its election, make expenditures for any or all such purposes and the amounts expended together with interest thereon at the Note rate per annum, plus 5%, but not to exceed the maximum legal rate, shall become immediately due and payable to Lender, and shall have the benefit of and be secured by the Security Agreement; provided, however, Lender shall be under no obligation or duty to make any such payments or expenditures.

16.   Right of Offset. Any indebtedness owing from Lender to Borrower may be set off and applied by Lender on any indebtedness or liability of Borrower to Lender, at any time and from time to time after maturity, whether by acceleration or otherwise, and without demand or notice to Borrower. Lender may sell participations in or make assignments of any Loan made under this Agreement, and Borrower agrees that any such participant or assignee shall have the same right of setoff as is granted to the Lender herein.

17.   Modification and Renewal Fees. Lender may, at its option, charge any fees for modification, renewal, extension or amendment of any terms of the Note(s) permitted by law.

18.   Conflicting Provisions. If provisions of this Agreement shall conflict with any terms or provisions of the Security Agreement, the Security Agreement shall take priority over any provisions in this Agreement.

19.   Counterparts. This Agreement may be executed by one or more parties on any number of separate counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

20. Entire Agreement. The Loan Documents embody the entire agreement between Borrower and Lender with respect to the loan, and there are no oral or parol agreements existing between Lender and Borrower with respect to the loans which are not expressly set forth in the Loan Documents.

IN WITNESS WHEREOF the Lender and Borrower have caused this Agreement to be duly executed under seal all as of the date first above written.

BORROWER:

WIND HARVEST INTERNATIONAL, INC.
a Delaware corporation

Signature:

Name: Kevin Wolf

Title: President/CEO

Date: June 5, 2020

LENDER:

WIND HARVEST PILOT PROJECT, INC.
a Delaware corporation

Signature:___

Name: Cornelius Fitzgerald

Title: CFO

Date: June 5, 2020

PROMISSORY NOTE
DISBURSEMENT GROUP A

Borrower Name: Wind Harvest International Inc., a Delaware corporation

Borrower Address: 980 Ninth Street, 16th Floor, Sacramento, California 95814 USA

Funding Date: _____   Maturity Date: _____   Amount: $_____

FOR VALUE RECEIVED, Borrower Wind Harvest International, Inc., a Delaware corporation ("Borrower") promises to pay to the order of Wind Harvest Pilot Project, Inc., a Delaware corporation, or assign ("Lender"), as indicated below, the principal sum of $_____, or so much thereof as is disbursed, together with interest on the balance of that principal sum from time to time outstanding, at a per annum rate equal to 12.85% per annum. All computations of interest under this Note shall be made on the basis of a year of 365 days, for actual days elapsed. Interest shall accrue on the Note commencing on, and including, the Funding Date, and shall accrue on the principal amount outstanding under this Note through and including the day on which the Note is paid in full.

This Note is subject to the terms and conditions of the Loan Agreement, which, among other things, contains provisions for acceleration of the maturity of this Note. If any provisions of this Note shall conflict with any terms or provisions of any of the Loan Agreement, the provisions of the Loan Agreement shall take priority over any provisions in this Note.

Borrower expressly waives any (a) diligence, presentment, demand, notice of nonpayment, protest, notice of protest, and notice of every kind; (b) waive the right to assert the defense of any statute of limitations to any debt or obligation hereunder; and (c) consent to renewals and extensions of time for the payment of any amounts due under this Note. The term "Borrower" includes any successors in interest of Borrower, all of whose liability shall be joint and several. The receipt of any check or other item of payment by Lender, at its option, shall not be considered a payment on account until that check or other item of payment is honored when presented for payment at the drawee bank. Lender may delay the credit of that payment based upon the bank's schedule of funds availability, and interest under this Note shall accrue until the funds are deemed collected.

The term "Lender" includes, without limitation, any holder of this note.

This note shall be construed in accordance with and governed by the laws of the State of California.

BORROWER:
WIND HARVESTER INTERNATIONAL, INC., a Delaware corporation

By:_____

Name: Kevin Wolf

Title: President/CEO

Date signed: _____

Promissory Note – Disbursement Group A
Borrower: Wind Harvester International, Inc.

Page **1** of **1**


PROMISSORY NOTE
DISBURSEMENT GROUP B


Borrower Name: Wind Harvest International Inc., a Delaware corporation

Borrower Address: 980 Ninth Street, 16th Floor, Sacramento, California 95814 USA

Funding Date: _____ Maturity Date: _____ Amount: $_____

FOR VALUE RECEIVED, Borrower Wind Harvest International, Inc., a Delaware corporation ("Borrower") promises to pay to the order of Wind Harvest Pilot Project, Inc., a Delaware corporation, or assign ("Lender"), as indicated below, the principal sum of $_____, or so much thereof as is disbursed, together with interest on the balance of that principal sum from time to time outstanding, at a per annum rate equal to 10.75% per annum. All computations of interest under this Note shall be made on the basis of a year of 365 days, for actual days elapsed. Interest shall accrue on the Note commencing on, and including, the Funding Date, and shall accrue on the principal amount outstanding under this Note through and including the day on which the Note is paid in full.

This Note is subject to the terms and conditions of the Loan Agreement, which, among other things, contains provisions for acceleration of the maturity of this Note. If any provisions of this Note shall conflict with any terms or provisions of any of the Loan Agreement, the provisions of the Loan Agreement shall take priority over any provisions in this Note.

Borrower expressly waives any (a) diligence, presentment, demand, notice of nonpayment, protest, notice of protest, and notice of every kind; (b) waive the right to assert the defense of any statute of limitations to any debt or obligation hereunder; and (c) consent to renewals and extensions of time for the payment of any amounts due under this Note. The term "Borrower" includes any successors in interest of Borrower, all of whose liability shall be joint and several. The receipt of any check or other item of payment by Lender, at its option, shall not be considered a payment on account until that check or other item of payment is honored when presented for payment at the drawee bank. Lender may delay the credit of that payment based upon the bank's schedule of funds availability, and interest under this Note shall accrue until the funds are deemed collected.

The term "Lender" includes, without limitation, any holder of this note.

This note shall be construed in accordance with and governed by the laws of the State of California.

BORROWER:
WIND HARVESTER INTERNATIONAL, INC., a Delaware corporation

By:_____

Name: Kevin Wolf

Title: President/CEO

Date signed: _____

Promissory Note – Disbursement Group B
Borrower: Wind Harvester International, Inc.

Page **1** of **1**

SECURITY AGREEMENT

THIS SECURITY AGREEMENT is made and entered into this 15th day of December, 2020, by and between WIND HARVEST INTERNATIONAL, INC., a Delaware corporation, (the "Borrower") and WIND HARVEST PILOT PROJECT, INC., a Delaware corporation, (the "Lender" or "Secured Party").

This Security Agreement is entered into in connection with:

  A. Loan Agreement (the "Loan Agreement") dated on or before the date of this Security Agreement under which the Secured Party has agreed to make a loan.
  B. A Promissory Note(s) (the "Note") of Borrower as provide in Loan Agreement.

The Secured Party and Borrower agree as follows:

I.
Definitions.

1.1. **Collateral.** Unless specific terms or personal property are described below, the Collateral shall consist of all now owned and hereafter acquired and wherever located personal property of Borrower identified below, each capitalized term as defined in Article 9A of the California Uniform Commercial Code (the "UCC"):

  1.1.1. Power purchase agreements, accounts receivables, and any rights or authorizations necessary for the production, delivery or sale of electrical power produced by the Wind Turbines, proceeds of same, including any real property rights and rights under any power purchase agreements stemming from the installation and operation of the Wind Turbines referenced in Section 1.1.2, below.

  1.1.2. Up to four (4) wind turbine generators, each wind turbine to include 1) a nacelle component which includes generator, power converter, controls, and associated control and ancillary equipment, 2) blade sets, 3) mast, 4) tower 5) Foundation, and 6) any other equipment related thereto.

  1.1.3. A Doppler LiDAR system ("LiDAR"), to be installed at the test location to measure wake from the Wind Turbines referenced in Section 1.1.2, above, including all trailer, solar cells and battery, fencing, manufacturer's warranties, parts and tools therefor; but, specifically excluding all data gathered, stored, generated, and/or transmitted by the LiDAR.

1.2. **Obligations.** This Security Agreement secures Borrower's obligations under the Note(s) and the Loan Agreement.

1.3. **UCC.** Any term used in the UCC and not otherwise defined in this Security Agreement shall have the meaning given to the term in the UCC.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

II.
Grant of Security Interest

2.1. Borrower grants a security interest in the Collateral to the Secured Party to secure the payment and performance of the Obligations.

III.
Perfection of Security Interests

3.1.   **Filing of Security Interests.** Borrower consents, without further notice, to Secured Party's filing or recording of any documents necessary to perfect, continue, amend or terminate its security interest in the Collateral ("Financing Statement") in any location deemed necessary and appropriate by Secured Party. Upon request of Secured Party, Borrower must sign or otherwise authenticate all documents that Secured Party deems necessary at any time to allow Secured Party to acquire, perfect, continue or amend its security interest in the Collateral. Borrower will pay the filing and recording costs of any documents relating to Secured Party's security interest. Borrower ratifies all previous filings and recordings, including financing statements and notations on certificates of title.

3.2.   **Possession.** Borrower shall have possession of the Collateral and is permitted to install the Wind Turbines and LiDAR on land leased by Borrower. In such event, Borrower will join with Secured Party in notifying the third party of Secured Party's security interest and obtaining an acknowledgment from the third party that it is holding the Collateral for the benefit of the Secured Party.

IV.
Post-Closing Covenants and Rights Concerning Collateral

4.1.   **Inspection.** The parties to this Security Agreement may inspect any Collateral in the other party's possession, at any time upon reasonable notice.

4.2.   **Personal Property.** Except for items specifically permitted herein, the Collateral shall remain personal property at all times, and Borrower shall not affix any of the Collateral to any real property in any manner which would change its nature from that of personal property to real property or to a fixture.

4.3.   **Secured Party's Collection Rights.** Secured Party shall have the right at any time to enforce Borrower's rights against any account debtors and obligors.

4.4.   **Limitations on Obligations Concerning Maintenance of Collateral.**
>   **4.4.1.** <u>Risk of Loss</u>. Borrower has the risk of loss of the Collateral.
>   **4.4.2.** <u>No Collection Obligation</u>. Secured Party has no duty to collect any income accruing on the Collateral or to preserve any rights relating to the Collateral.

4.5.   **No Disposition of Collateral.** Unless prior written consent is given by Secured Party, Secured Party does not authorize, and Borrower agrees not to: 1) make any sales or leases of any of the Collateral; 2) license any of the Collateral; or 3) grant any other security interest in any of the Collateral.

4.6.   **Purchase Money Security Interests.** To the extent Borrower uses the Loan to purchase Collateral, Borrower's repayment of the Loan shall apply on a "first-in-first-out" basis so that the portion of the Loan used to purchase a particular item of Collateral shall be paid in the chronological order the Borrower purchased the Collateral.

4.7. **Insurance.** Borrower shall obtain and keep in force such insurance on the Collateral as is normal and customary in Borrower's business or as the Secured Party may require, all in such amounts, under such forms of policies, upon such terms, for such periods and written by such insurance companies as the Secured Party may approve. All policies of insurance will contain the long-form Lender's Loss Payable Clause in favor of the Secured Party, and the Borrower shall deliver the policies or complete copies thereof to the Secured Party. Such policies shall be non-cancellable except upon thirty (30) days' prior written notice to the Secured Party. The proceeds of all such insurance, if any loss should occur, may be applied by the Secured Party to the payment of the Obligations or to the replacement of any of the Collateral damaged or destroyed, as the Secured Party may elect or direct in its sole discretion. The Borrower hereby appoints, which appointment constitutes a power coupled with an interest and is irrevocable as long as any of the Obligations remain outstanding, Secured Party as its lawful attorney-in-fact with full authority to make, adjust, settle claims under and/or cancel such insurance and to endorse the Borrower's name on any instruments or drafts issued by or upon any insurance companies.

V.
Borrower's Representations and Warranties

Borrower represents and warrants to the Secured Party:

5.1. **Title to and transfer of Collateral.** Borrower has the right in or power to transfer the Collateral and its title to the Collateral free of all adverse claims, liens, security interests and restrictions on transfer or pledge except as created by this Security Agreement. With respect to acquired Collateral, Borrower will obtain the right and power to transfer and secure title to the Collateral free of all adverse claims. Liens, security interests and restrictions on transfer or pledge except as created by this Security Agreement. The security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral.

5.2. **Location of Collateral.** All Collateral will initially be located in Denmark. Borrower must promptly notify Secured Party by written or electronic communication of the exact location of the Collateral once installed in Denmark and of any change in location of the Collateral, specifying the new location.

5.3. **Location, State of Incorporation and Name of Borrower.**

    5.3.1. Borrower's executive office is located at 980 9th Street, Floor 16, Sacramento, California 95814, U.S.A. (the "Place of Business").

    5.3.2. The Borrower's state of incorporation is Delaware (the "Borrower State"); and,

    5.3.3. Borrower's exact legal name is the name set forth in the first paragraph of this Security Agreement.

5.4. **Business Purpose.** None of the Obligations is a Consumer Transaction, as defined in the UCC, and none of the Collateral has been or will be purchased or held primarily for personal, family or household purposes.

VI.
Borrower's Covenants

Until the Obligations are paid in full, Borrower agrees that it will:

6.1. **Corporate Existence**. Preserve its legal existence and not, in one transaction or a series of related transactions, merge into or consolidate with any other entity, or sell all or substantially all of its assets or change the Borrower State of its registered organization. Upon thirty (30) days' prior written notice to Secured Party, Borrower may change its registered name or change the state of its Place of Business.

6.2. **Maintenance and Insurance of Collateral.** Borrower must: (a) maintain the Collateral in good condition; (b) pay promptly all taxes, judgments, or charges of any kind levied or assessed thereon; (c) keep current all rent or mortgage payments due, if any, on premises where the Collateral is located; and (d) maintain hazard insurance on the Collateral, with an insurance company and in an amount approved by Secured Party (but in no event less than the replacement cost of that Collateral), and including such terms as Secured Party may require including a Lender's Loss Payable Clause in favor of Secured Party. Debtor hereby assigns to Secured Party any proceeds of such policies and all unearned premiums thereon and authorizes and empowers Secured Party to collect such sums and to execute and endorse in Debtor's name all proofs of loss, drafts, checks and any other documents necessary for Secured Party to obtain such payments.

VII.
Default

7.1. **Events of Default**. The occurrence of any of the following shall, at the option of the Secured Party, be an Event of Default:

7.1.1. Any Event of Default by Borrower as that term is defined in the Loan Agreement; or,

7.1.2. Secured Party shall receive at any time following the closing a UCC filing report indicating that Secured Party's security interest is not prior to all other security interests or other interests reflected in the report.

7.2. **Payment of Costs on Default**. Should an Event of Default occur, Borrower will pay to Secured Party all costs incurred by Secured Party for the purpose of enforcing its rights hereunder, including:

   a) Costs of foreclosure;
   b) Costs of obtaining money damages; and
   c) In the event the Borrower shall default in any of its obligations hereunder and Secured Party believes it necessary to employ an attorney to assist in the enforcement of rights hereunder or collection of the indebtedness of the Borrower to Secured Party, to enforce the terms and provisions of the Security Agreement, to modify the Security Agreement, or in the event Secured Party voluntarily or otherwise should become a party to any suit or legal proceeding, including a proceeding conducted under the Bankruptcy Code, Borrower agrees to pay Secured Party's reasonable attorney's fees and all related costs of collection or enforcement that may be incurred by Secured Party. Borrower shall be liable for such attorney's fees and costs whether or not any suit or proceeding is actually commenced, including without limitation, consultation, drafting documents, sending notices or instituting, prosecuting or defending litigation or arbitration.

VIII.
Remedies Upon Default

8.1. **General.** Upon any Event of Default, Secured Party may pursue any remedy available at law, including those available under the provisions of the UCC, or in equity to collect, enforce or satisfy any Obligations then owing, whether by acceleration or otherwise.

8.2. **Concurrent Remedies.** Upon any Event of Default, Secured Party shall have the right to pursue any of the following remedies separately, successively or concurrently:

1.   File suit and obtain judgment and, in conjunction with any action, Secured Party may seek any ancillary remedies provided by law or at equity, including levy of attachment and garnishment.

2.   Take possession of any Collateral if not already in its possession without demand and without legal process. Upon Secured Party's demand, Borrower will assemble and make the Collateral available to Secured Party as it directs. Borrower grants to Secured Party the right, for this purpose, to enter into or on any premises where Collateral may be located.

3.   Without taking possession, sell, lease or otherwise dispose of the Collateral at public or private sale in accordance with the UCC, or any other applicable law where the Collateral is located.

IX.
Foreclosure Procedures

9.1.   No Waiver. No delay or omission by Secured Party to exercise any right or remedy accruing upon any Event of Default shall (a) impair any right or remedy, (b) waive any default or operate as an acquiescence to the Event of Default, or (c) affect any subsequent default of the same or of a different nature.

9.2.   Notices. Secured Party shall give Borrower such notice of any private or public sale as may be required by the UCC, or law where the Collateral is located.

9.3.   Condition of Collateral. Secured Party has no obligation to repair, clean-up or otherwise prepare the Collateral for sale.

9.4.   No Obligation to Pursue Others. Secured Party has no obligation to attempt to satisfy the Obligations by collecting them from any other person liable for them and Secured Party may release, modify or waive any collateral provided by any other person to secure any of the Obligations, all without affecting Secured Party's rights against Borrower. Borrower waives any right it may have to require Secured Party to pursue any third person for any of the Obligations.

9.5.   Compliance with Other Laws. Secured Party may comply with any applicable state or federal law, law of the jurisdiction in which the Collateral is located, or requirements in connection with a disposition of the Collateral and compliance will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.

9.6.   Warranties. Secured Party may sell the Collateral without giving any warranties as to the Collateral and may specifically disclaim any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral.

9.7.   Sales on Credit. If Secured Party sells any of the Collateral upon credit, Borrower will be credited only with payments actually made by the purchasers, received by the Secured Party and applied to the indebtedness of the purchaser. In the event the purchaser fails to pay for the Collateral, Secured Party may resell the Collateral and Borrower shall be credited with the proceeds of the sale as and when received, less expenses.

9.8.   Purchases by Secured Party. In the event Secured Party purchases any of the Collateral being sold, Secured Party may pay for the Collateral by crediting some or all of the Obligations of the Borrower.

9.9.   No Marshalling. Secured Party shall have no obligation to marshal any assets in favor of Borrower, or against or in payment of 1) the Note; 2) any of the other Obligations, or, 3) any other obligation owed to Secured Party, Borrower or any other person.

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X.
Miscellaneous

10.1. Assignment.

    10.1.1. <u>Binds Assignee</u>. This Security Agreement shall bind and shall inure to the benefit of the successors and assigns of Secured Party, and shall bind all heirs, personal representatives, executors, administrators, successors and permitted assigns of Borrower.

    10.1.2. <u>No Assignments of Borrower</u>. Secured Party does not consent to any assignment by Borrower except as expressly permitted hereunder.

    10.1.3. <u>Secured Party Assignments</u>. Secured Party may assign its rights and interests under this Security Agreement. If an assignment is made, Borrower shall render performance under this Security Agreement to the assignee. Borrower waives and will not assert against any assignee any claims, defenses or set-offs which Borrower could assert against Secured Party except defenses which cannot be waived.

10.2. Severability. Should any provision of this Security Agreement be found to be void, invalid or unenforceable by a court or panel of arbitrators of competent jurisdiction, that finding shall only affect the provisions found to be void, invalid or unenforceable and shall not affect the remaining provisions of this Security Agreement.

10.3. Notices. All notices, consents, requests, approvals, demands, or other communication (collectively, "**Communication**") by any party to this Security Agreement must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Secured Party or Borrower may change its mailing address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.3.

If to Borrower:	Wind Harvest International Inc. 980 9th St Floor 16 Sacramento, CA 95814
If to Secured Party:	Wind Harvest Pilot Project Inc. 980 9th St Floor 16 Sacramento, CA 95814

10.4. Headings. Section headings used in this Security Agreement are for convenience only. They are not a part of this Security Agreement and shall not be used in construing it.

10.5. Governing Law.

    a) THIS AGREEMENT, THE OTHER LOAN DOCUMENTS (EXCLUDING THOSE LOAN DOCUMENTS THAT BY THEIR OWN TERMS ARE EXPRESSLY GOVERNED BY THE LAWS OF ANOTHER JURISDICTION) AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAWS OTHER THAN THE LAWS OF THE STATE OF CALIFORNIA), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE COLLATERAL, PROVIDED, HOWEVER, THAT IF THE LAWS OF ANY JURISDICTION OTHER THAN CALIFORNIA SHALL GOVERN IN REGARD TO THE VALIDITY, PERFECTION OR EFFECT OF PERFECTION OF ANY LIEN OR IN REGARD TO PROCEDURAL MATTERS AFFECTING ENFORCEMENT OF ANY LIENS IN COLLATERAL, SUCH LAWS OF SUCH OTHER JURISDICTIONS SHALL CONTINUE TO APPLY TO THAT EXTENT.

    b) <u>Submission to Jurisdiction</u>. Any legal action or proceeding with respect to the Loan Documents shall be brought exclusively in the courts of the State of California located in the City of Davis, County of Yolo, or of the United States of America for the Eastern District of California and, by execution and delivery of this Agreement, Borrower hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts. Notwithstanding the foregoing, Lender shall have the right to bring any action or proceeding against Borrower (or any property of Borrower) in the court of any other jurisdiction Lender deems necessary or appropriate in order to realize on any security for the Loan or foreclose on any property of Borrower. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, that any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdictions.

    c) <u>Service of Process</u>. Borrower irrevocably waives personal service of any and all legal process, summons, notices and other documents and other service of process of any kind and consents to such service in any suit, action or proceeding brought in the United States of America with respect to or otherwise arising out of or in connection with any Loan Document by any means permitted by applicable requirements of law, including by the mailing thereof (by registered or certified mail, postage prepaid) to the address of Borrower specified herein (and shall be effective when such mailing shall be effective, as provided therein). Borrower agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

    d) <u>Non-exclusive Jurisdiction</u>. Nothing contained in this Paragraph 10.5 shall affect the right of Lender to serve process in any other manner permitted by applicable requirements of law or commence legal proceedings or otherwise proceed against Borrower in any other jurisdiction.

10.6. Modification. No modification, amendment or waiver of any provision or any of the Loan Documents shall be effective unless in writing and signed by the Borrower and Lender.

10.7. Further Assurances. Borrower agrees to execute any further documents, and to take any further actions, reasonably requested by Secured Party, to evidence or perfect the security interest granted herein or to effectuate the rights granted to Secured Party herein.

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IN WITNESS WHEREOF the Borrower has caused this Security Agreement to be duly executed under seal all as of the date first above written.

BORROWER:

WIND HARVEST INTERNATIONAL, INC.
a Delaware corporation

Signature: _Kevin Wolf_

Name: Kevin Wolf

Title: President/CEO and Secretary

Date: Dec. 15, 2020